Exhibit 99.1



Tuya Inc.

於開曼群島註冊成立以不同投票權控制的有限責任公司

A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability.

股份代號 Stock Code: 2391

2024 INTERIM REPORT 中期報告

U.S. | Germany | Japan | India | Colombia | China

CONTENTS

Corporation Information

EXECUTIVE DIRECTORS

Mr. WANG Xueji (王學集)
(Co-chairman of the Board and chief executive officer of the Company)
Mr. CHEN Liaohan (陳燎罕)
(Co-chairman of the Board)
Mr. YANG Yi (楊懿)
Ms. LIU Yao (劉堯)
(resigned with effect on September 16, 2024)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. HUANG Sidney Xuande (黃宣德)
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)
Mr. YIP Pak Tung Jason (葉栢東)

AUDIT COMMITTEE

Mr. HUANG Sidney Xuande (黃宣德) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)
Mr. YIP Pak Tung Jason (葉栢東)

COMPENSATION COMMITTEE

Mr. WANG Xueji (王學集)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

NOMINATION COMMITTEE

Mr. CHEN Liaohan (陳燎罕)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

CORPORATE GOVERNANCE COMMITTEE

Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang (柴曉浪)
Ms. TANG King Yin (鄧景賢)

AUTHORIZED REPRESENTATIVES

Ms. LIU Yao (劉堯)
(resigned with effect on September 16, 2024)
Mr. YANG Yi (楊懿)
(appointed with effect on September 16, 2024)
Ms. TANG King Yin (鄧景賢)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Zhejiang Province, 310012
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

Corporation Information

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10/F Floor, The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

PRINCIPAL BANKS

China Merchants Bank, Hangzhou Cheng Xi Branch
No. 488, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

Industrial and Commercial Bank of China, Hangzhou Wu Lin Branch
No. 399, Ti Yu Chang Road
Xia Cheng District, Hangzhou
Zhejiang, China

Bank of China, Hangzhou High and New Technology Industrial Development Zone Branch
No. 390, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

STOCK CODE

2391

NYSE STOCK TICKER

TUYA

COMPANY'S WEBSITE

ir.tuya.com

Key Highlights

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

- **Total revenue** was US$134.9 million, up approximately 29.1% year-over-year (for the six months ended June 30, 2023: US$104.5 million).

- **IoT platform-as-a-service ("PaaS") revenue** was US$99.9 million, up approximately 33.7% year-over-year (for the six months ended June 30, 2023: US$74.7 million).

- **Software-as-a-service** ("**SaaS**") **and others revenue** was US$18.2 million, up approximately 2.1% year-over-year (for the six months ended June 30, 2023: US$17.8 million).

- **Overall gross margin** increased to 47.9%, up 2.3 percentage points year-over-year (for the six months ended June 30, 2023: 45.6%). **Gross margin of IoT PaaS** increased to 47.1%, up 4.6 percentage points year-over-year (for the six months ended June 30, 2023: 42.5%).

- **Operating margin** was negative 19.8%, up 41.2 percentage points year-over-year (for the six months ended June 30, 2023: negative 61.0%). **Non-GAAP operating margin** was 5.0%, up 25.4 percentage points year-over-year (for the six months ended June 30, 2023: negative 20.4%).

- **Net margin** was negative 0.3%, up 42.4 percentage points year-over-year (for the six months ended June 30, 2023: negative 42.7%). **Non-GAAP net margin** was 24.5%, up 26.6 percentage points year-over-year (for the six months ended June 30, 2023: negative 2.1%).

- **Net cash generated from operating activities** was US$26.3 million, up approximately 331.1% year-over-year (net cash used in operating activities for the six months ended June 30, 2023: US$11.4 million).

- **Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments** were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

• **IoT PaaS customers**[1] for the six months ended June 30, 2024 were approximately 2,700 (for the six months ended June 30, 2023: 2,900). Total customers for the six months ended June 30, 2024 were approximately 4,100 (for the six months ended June 30, 2023: 4,300). The Group's key-account strategy has enabled it to focus on serving strategic customers.

• **Premium IoT PaaS customers**[2] for the trailing 12 months ended June 30, 2024 were 280 (the trailing 12 months ended June 30, 2023: 251). In the six months ended June 30, 2024, the Group's premium IoT PaaS customers contributed approximately 85.1% (for the six months ended June 30, 2023: 81.1%) of IoT PaaS revenue.

• **Dollar-based net expansion rate** ("**DBNER**")[3] of IoT PaaS for the trailing 12 months ended June 30, 2024 was 127% (the trailing 12 months ended June 30, 2023: 58%).

• **Registered IoT device and software developers** ("**registered developers**") were over 1,192,000 as of June 30, 2024, up 20.1% from approximately 993,000 developers as of December 31, 2023.

1. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Group's customer mix, among other things, DBNER indicates the Group's ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Management Discussion and Analysis

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

Revenue

Total revenue increased by 29.1% to US$134.9 million in the six months ended June 30, 2024 from US$104.5 million in the same period of 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

- IoT PaaS revenue increased by 33.7% to US$99.9 million in the six months ended June 30, 2024 from US$74.7 million in the same period of 2023, primarily due to reduced downstream inventory backlog, a global economic recovery compared with the same period of 2023, and the Group's strategic focus on customer needs and product enhancements. As a result, the Company's DBNER of IoT PaaS for the trailing 12 months ended June 30, 2024 increased to 127% from 58% for the trailing 12 months ended June 30, 2023.

- SaaS and others revenue increased by 2.1% to US$18.2 million in the six months ended June 30, 2024 from US$17.8 million in the same period of 2023, primarily due to an increase in revenue from cloud software products, partially offset by the decrease in revenue from technical development services. The Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

- Smart solution revenue increased by 41.1% to US$16.8 million in the six months ended June 30, 2024 from US$11.9 million in the same period of 2023, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

Cost of revenue

Cost of revenue increased by 23.7% to US$70.3 million in the six months ended June 30, 2024 from US$56.8 million in the same period of 2023, generally in line with the increase in the Company's total revenue.

Gross profit and gross margin

Total gross profit increased by 35.7% to US$64.7 million in the six months ended June 30, 2024 from US$47.7 million in the same period of 2023 and gross margin increased to 47.9% in the six months ended June 30, 2024 from 45.6% in the same period of 2023.

- IoT PaaS gross margin was 47.1% in the six months ended June 30, 2024, up 4.6 percentage points compared to 42.5% in the same period of 2023, primarily due to the changes in product mix, increased product value, and declined provision recorded for certain slow-moving IoT chips and raw materials inventory in relation to the IoT PaaS business compared to the same period of last year.

- SaaS and others gross margin was 71.6% in the six months ended June 30, 2024, compared to 74.3% in the same period of 2023, due to the variations in product and service mix.

- Smart solution gross margin was 27.5% in the six months ended June 30, 2024, compared to 22.1% in the same period of 2023, primarily due to the high-value product solutions the Group provided to its customers during the Reporting Period.

Management Discussion and Analysis

Operating expenses

Operating expenses decreased by 18.0% to US$91.4 million in the six months ended June 30, 2024 from US$111.4 million in the same period of 2023. Non-GAAP operating expenses decreased by 16.1% to US$57.9 million in the six months ended June 30, 2024 from US$69.0 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed "*Use of Non-GAAP Financial Measures*" in this report.

- Research and development expenses were US$46.5 million in the six months ended June 30, 2024, down 14.8% from US$54.5 million in the same period of 2023, primarily because of the Group's strategic streamlining of its research and development team and operations. The Group's total salaried research and development headcount as of June 30, 2024 was 1,035, down 18.4% compared to that as of June 30, 2023. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2024 were US$39.6 million, compared to US$46.4 million in the same period of 2023.

- Sales and marketing expenses were US$18.4 million in the six months ended June 30, 2024, down 8.5% from US$20.1 million in the same period of 2023, primarily due to the decrease in employee-related costs. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2024 were US$15.8 million, compared to US$16.9 million in the same period of 2023.

- General and administrative expenses were US$32.3 million in the six months ended June 30, 2024, down 21.3% from US$41.1 million in the same period of 2023, primarily due to the decline in credit-related impairment of long-term investments. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2024 were US$8.3 million, compared to US$10.0 million in the same period of 2023.

- Other operating incomes, net were US$5.8 million in the six months ended June 30, 2024, primarily due to the receipts of software value-added tax refund and various general subsidies for enterprises.

Loss from operations and operating margin

Loss from operations was US$26.7 million in the six months ended June 30, 2024, narrowed by 58.1% compared to US$63.7 million in the same period of 2023. Non-GAAP profit from operations was US$6.8 million in the six months ended June 30, 2024, compared to a non-GAAP loss of US$21.3 million in the same period of 2023.

Operating margin was negative 19.8% in the six months ended June 30, 2024, improved by 41.2 percentage points from negative 61.0% in the same period of 2023. Non-GAAP operating margin was 5.0% in the six months ended June 30, 2024, improved by 25.4 percentage points from negative 20.4% in the same period of 2023.

Management Discussion and Analysis

Net loss and net margin

Net loss was US$0.4 million in the six months ended June 30, 2024, narrowed by 99.1% compared to US$44.6 million in the same period of 2023. The differences between loss from operations and net loss in the six months ended June 30, 2024 was primarily because of a US$25.3 million interest income achieved mainly due to well implemented treasury strategies on the Group's cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Group had a non-GAAP net profit of US$33.1 million in the six months ended June 30, 2024, compared to a non-GAAP net loss of US$2.2 million in the same period of 2023.

Net margin was negative 0.3% in the six months ended June 30, 2024, improved by 42.4 percentage points from negative 42.7% in the same period of 2023, and non-GAAP net margin was 24.5% in the six months ended June 30, 2024, improved by 26.6 percentage points from negative 2.1% in the same period of 2023.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS was US$0.00 in the six months ended June 30, 2024, compared to US$0.08 in the same period of 2023. Each ADS represents one Class A Ordinary Share.

Non-GAAP basic and diluted net profit per ADS in the six months ended June 30, 2024 was approximately US$0.06, compared to non-GAAP basic and diluted net loss of US$0.00 in the same period of 2023.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023, which the Group believes is sufficient to meet its current liquidity and working capital needs. Please also refer to the section headed "*Acquisition(s) of Treasury Securities*" in this report for further details regarding the acquisitions of treasury securities by the Group during the Reporting Period.

Net cash generated from operating activities

Net cash generated from operating activities was US$26.3 million in the six months ended June 30, 2024, compared to US$11.4 million of net cash used in operating activities in the same period of 2023. The net cash generated in operating activities in the six months ended June 30, 2024 improved mainly due to the increase in the Company's revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$0.4 million and US$44.6 million for the six months ended June 30, 2024 and 2023, respectively. Accumulated deficit amounted to US$575.3 million as of June 30, 2024. However, due to well implementation of the Group's initiatives to navigate the headwinds and strategies for its long-term development, the Group achieved a net cash generated from operating activities of US$26.3 million for the six months ended June 30, 2024, compared to a net cash used in operating activities of US$11.4 million for the six months ended June 30, 2023.

The Group's liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group's ability to continue as a going concern is dependent on management's ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the "**Global Offering Net Proceeds**"), and no over-allotment option was exercised.

As of June 30, 2024, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million, compared to US$984.3 million as of December 31, 2023.

INTEREST-BEARING BANK AND OTHER BORROWINGS

As of June 30, 2024, the Group did not have any interest-bearing bank and other borrowings.

PLEDGE OF ASSETS

As of June 30, 2024, the Group did not have any pledge of assets.

Management Discussion and Analysis

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2024, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2023: nil).

MATERIAL INVESTMENTS

For the six months ended June 30, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2024) save and except for (i) time deposits of US$262.1 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of June 30, 2024, the Group did not have other plans for material investments and capital assets.

Acquisition(s) of Treasury Securities

Reference is made to the announcements (the "**Announcements**") and circular (the "**Circular**") of the Company dated May 14, 2024 and May 21, 2024, respectively. The Group acquired treasury securities for the six months ended June 30, 2024 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Announcements and Circular.

As of June 30, 2024, the Group acquired treasury securities under such mandate with a carry amount of US$123.2 million (representing approximately 11.3% of the Group's total assets as at June 30, 2024). Such acquisition generated an investment income of approximately US$2.9 million as at June 30, 2024. The annualized rate of return of the acquired treasury securities is expected to be no less than the National Deposit Rates for Savings announced by the Federal Deposit Insurance Corporation at the time of relevant acquisition(s). Save as aforementioned, the Group did not acquire any other treasury securities during the Reporting Period.

With regards to material investments, the Company has formulated prudent investment strategy of diversifying risks and generating steady returns on the premise of ensuring the safety of funds. The Company has ensured and will ensure that there remains sufficient working capital for its business needs, operating activities, research and development and capital expenditures after making the significant investments. The investment decisions were and will be made on a case-by-case basis and after due and careful consideration of a number of factors, such as the duration of the investment and the expected returns.

Management Discussion and Analysis

CAPITAL EXPENDITURE COMMITMENTS

As of June 30, 2024, the Group did not have any capital expenditure commitments.

CONTINGENT LIABILITIES

As of June 30, 2024, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not conduct any material acquisitions and disposals during the six months ended June 30, 2024.

RISK MANAGEMENT

Foreign exchange risk

The revenue of the Group is predominantly denominated in RMB and a substantial portion of the Group's expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group's revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2024, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group's exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group's future interest income may be lower than expected due to changes in market interest rates.

Management Discussion and Analysis

EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group's salaried employees by function as of June 30, 2024:

Function	Number of Employees
Research and development	1,041
Sales and marketing	302
General and administrative, and others	107
Total	**1,450**

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company's corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group's employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

First-time Achieved Quarterly Non-GAAP Operational Profitability and Declared Special Dividend

The first half of 2024 marked a significant milestone for Tuya. For the first-time in the Company's history, we achieved quarterly operating profitability and recorded an operating profit on non-GAAP basis of approximately US$7.4 million in the second quarter of 2024, translating to a non-GAAP operating margin of around 10.0%. This is an encouraging profit level that reflects the financial viability of Tuya's business model, demonstrating effective operational leverage and signaling that the Company has entered a new, self-sustaining phase of business operations.

This achievement was driven by strong revenue growth, enhanced operating efficiency, stable gross margin, and disciplined expense and cost management. In the first half of 2024, our revenue reached US$134.9 million, representing a robust year-over-year growth of 29.1%. The Company's three main business segments maintained healthy gross margins, contributing to an overall gross margin of 47.9%, a new historical high that further underscores Tuya's value proposition and product advantages. Additionally, the Company has delivered positive operating cash flow for five consecutive quarters since the second quarter of 2023, with US$11.8 million recorded in the second quarter of 2024.

Overall, the improvements in the financial performance in the first half of 2024 reflect that the Company now has a more enhanced financial and operational foundation, allowing the Company to start providing long-term rewards to all those who have supported Tuya. Thus, the Company announced its first-ever cash dividend of approximately US$33 million, roughly equivalent to the Company's non-GAAP net profit for the first half of 2024. This decision reflects our commitment to delivering value to shareholders and underscores our confidence in our ability to maintain positive cash flow and support ongoing growth. Moving forward, the Company is committed to continue driving top-line growth, enhancing operational leverage, healthy cash flow and shareholders' return.

Business Review

In the first half of 2024, Tuya is positioned at a new starting point in the evolving smart technology landscape, benefiting from a relatively more favorable competitive environment and renewed demand across the smart consumer electronics and business scenarios. In the first half of 2024, the Company's IoT PaaS business achieved a year-over-year growth of 33.7%, driven by industry recovery and renewed consumer enthusiasm. This performance reflects the Company's strengthened ability to attract new clients and deepen relationships with existing customers, as companies increasingly seek efficiency and quality under the strong demand for smart solutions.

For example, we partnered with France's AX Tech Group to explore the AI-driven energy-saving market, supported by policy subsidies and growing demand for sustainable solutions. In Latin America, we expanded our influence through collaborations with major internet service providers in the PaaS sector, deploying smart solutions and replicating successful benchmark projects across Central America, Colombia, and Chile. In Asia-Pacific, the customer base grew with new deployments of the Cube Smart Private Cloud by major telecom operators in Vietnam, enhancing their smart business capabilities and opening opportunities for further cooperation.

Business Review and Outlook

These collaborations include both customers that initially recognized and partnered with Tuya for its technology and product capabilities, as well as those transitioning from other platforms or in-house solutions to Tuya. This shift demonstrates that companies are considering both efficiency and quality in their investments under the strong demand for smart solutions. In scenarios with limited options of partners with such comprehensive technical service capabilities, Tuya possesses a strong competitive advantage in customer acquisition.

In terms of our product development and enhancement, Tuya remains committed to delivering the best smart technology to global customers and consumers through different product models, ensuring they receive the best smart experience. This particularly includes the integration of GenAI technology and the iteration and development of various new products.

In the first quarter of 2024, after more than a year of business transformation, the Smart Device Distribution segment has been officially rebranded as Smart Solution, a high-value integrated intelligent solution developed by combining generative AI, embedded operating systems, and cloud software capabilities. Since the product strategy for Smart Solution was formulated in 2023 and selected high-value, software-intensive device categories to deliver complete smart products, revenue from Smart Solution increased by 41.1% year-over-year in the first half of 2024 while maintaining a gross margin of 27.5%.

The PaaS products and Smart Solutions are complementary, providing a highly efficient business model that addresses diverse customer needs and drives revenue growth. The complete smart solutions for devices greatly assist customers in expanding product categories and accelerating go-to-market processes to gain a competitive edge. By integrating high-value software capabilities, Smart Solution has the potential to generate significant revenue and more meaningful gross profits, leveraging our strength in software development and controlled R&D investments to achieve scalable growth.

At present, most of our new collaborations involve smart solutions for devices. For example, we secured orders for temperature control valves, gateways, and other devices from a leading German retail chain. Additionally, we signed an annual Smart Solution contract with Firefly, a Dutch company, at Tuya's Global Developer Conference, continuing our deep cultivation of the European commercial lighting market, among others.

Comprehensive Embrace of Generative AI

As a technology driven company, we fully embraced generative AI at the beginning of 2023. In the first half of 2024, we have continued to invest in device and edge AI, aiming to significantly enhance the smart product experience through generative AI, thereby providing customers with better product competitiveness and users with more valuable smart experiences and features. For example, the smart light strip product utilizes generative AI to interpret user's personalized emotional needs in various scenarios, adjusting colors and lighting effects accordingly. Another instance is a pet camera enhanced with generative AI capabilities, which can intelligently capture memorable moments of pets and automatically create videos with suitable background music and effects, providing an engaging and unique user experience. These differentiated products demonstrate strong market appeal and competitiveness, reflecting growing customer demand for AI-enhanced solutions.

On the other hand, we are integrating generative AI capabilities into smart scenarios, enabling users to configure their environments through simple conversational commands, which lowers usage barriers and enhances the accessibility of smart technology. Additionally, we are enhancing our developer platform with generative AI to improve developers' efficiency and user experience. In the second half of 2024, we plan to roll out additional generative AI powered products, expanding our offerings for both customers and developers.

OUTLOOK

With the stabilizing macroeconomic environment, normalizing downstream inventory levels, and growing demand for consumer electronics, the industry is currently on a positive trajectory. With the effective implementation of the Company's customer and product strategies, along with the utilization and innovation of emerging technologies like generative AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, and broader geopolitical uncertainties.

Corporate Governance

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang, through Tuya Group Inc. (which is wholly owned by Mr. Wang), Tenet Group and Tenet Vision (both of which are wholly owned by Tenet Global which is in turn wholly owned by Tenet Smart, and Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.), has been controlling 70,220,130 Class A Ordinary Shares and 43,379,870 Class B Ordinary Shares. As of the Latest Practicable Date, Mr. Chen through Unileo, his wholly-owned intermediary holding company, has been controlling 1,974,570 Class A Ordinary Shares and 26,825,430 Class B Ordinary Shares.

Without taking into account the voting rights attached to the 13,726,306 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 72,194,700 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares, representing (a) approximately 24.78% of the Company's issued Shares; (b) approximately 25.39% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 64.91% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 70,205,300 Class A Ordinary Shares, representing approximately 12.22% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The weighted voting rights attached to the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any affiliate of Mr. Chen (including any person that directly or indirectly, controls, is controlled by or is under common control with Mr. Chen) will also cease when Mr. Chen ceases to be an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the six months ended June 30, 2024, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save and except for the following.

Corporate Governance

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. Wang performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang's experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company's business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group's overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors' securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2024.

The Company has also established written guidelines (the "**Employees Written Guidelines**") no less exacting than the Model Code for securities transactions by employees who, because of such office or employment, are likely to possess inside information in relation to the Company or its securities. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

AUDIT COMMITTEE

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and internal controls, oversee our compliance with legal and regulatory requirements in relation to financial statements and accounting matters, review our policies and practices with respect to risk assessment and risk management, review the adequacy of our internal control over financial reporting, review the fairness and appropriateness of all related party transactions, and make recommendations to the Board on the appointment, reappointment and removal of the extremal auditor.

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company. The Audit Committee has met with the independent auditor of the Company, PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

COMPENSATION COMMITTEE

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things, to review and make recommendations to the Board with respect to policy and structure for all directors' and senior management's remuneration, review and approve remuneration proposals with reference to the Board's corporate goals and objective, review and approve the compensation payable to our Directors and senior management for any loss or termination of office or appointment, review our management succession planning as well as evaluation of and development plans for potential successors to the executive officers, review and submit for Board's approval of our executive compensation and benefits policies, and review and assess risks arising from our employee compensation policies and practices consider time commitment and responsibilities and employment conditions.

The Compensation Committee comprises three Directors, being Mr. Wang, Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Compensation Committee.

Corporate Governance

NOMINATION COMMITTEE

The Company has established a Nomination Committee in compliance with Rule 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things, to review and evaluate the size, composition, function and duties of the Board, recommend criteria for the selection of candidates to the Board and its committees and identify qualified individuals, recommend to the Board the persons to be nominated for election at the next annual or special meeting of Shareholders at which Directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meeting and recommend Directors for appointment to Board committees, and make recommendations to the Board as to determinations of Director independence and oversee the evaluation of the Board.

The Nomination Committee comprises three Directors, being Mr. Chen, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Nomination Committee.

CORPORATE GOVERNANCE COMMITTEE

The Company has established a Corporate Governance Committee in compliance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things, to review our actions in furtherance of our corporate social responsibility and corporate governance principles, develop and recommend to the Board the Code of Business Conduct and Ethics, ensure that the Company is operated and managed for the benefit of all the Shareholders, and ensure our compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee comprises two independent non-executive Directors, being Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Corporate Governance Committee.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each relevant class of Shares[1]
			(%)
Mr. Wang	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	75,320,130 Class A Ordinary Shares (L)[2][3]	14.93
	Interest in controlled corporation, founder and beneficiary of a trust	43,379,870 Class B Ordinary Shares (L)[3]	61.79
Mr. Chen	Interest in controlled corporation	1,974,570 Class A Ordinary Shares (L)[4]	0.39
	Interest in controlled corporation	26,825,430 Class B Ordinary Shares (L)[4]	38.21
Mr. Yang	Beneficial owner	6,500,000 Class A Ordinary Shares (L)[5]	1.29
Ms. LIU Yao (resigned as a Director with effect on September 16, 2024)	Beneficial owner	5,000,000 Class A Ordinary Shares (L)[6]	0.99
Mr. HUANG Sidney Xuande[7]	Beneficial owner, Interest of spouse	362,500 Class A Ordinary Shares (L)[7][8]	0.07
Mr. QIU Changheng	Beneficial owner	9,500 Class A Ordinary Shares (L)	0.002

Other Information

Notes:

(1) The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of June 30, 2024. The letter "L" stands for long position.

(2) Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(3) Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

As such, as of June 30, 2024, Mr. Wang is deemed to be interested in the 68,793,080 Class A Ordinary Shares held by Tenet Group, 34,806,920 Class B Ordinary Shares held by Tenet Vision, 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares held by Tuya Group Inc.

(4) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 1,974,570 Class A Ordinary Shares and 26,825,430 Class B Ordinary Shares held by Unileo as of June 30, 2024.

(5) Mr. Yang is entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6) Ms. LIU Yao is entitled to receive up to 5,000,000 Class A Ordinary Shares, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options. Ms. LIU Yao has resigned as a Director with effect on September 16, 2024.

(7) As of June 30, 2024, Mr. HUANG Sidney Xuande held 55,000 Class A Ordinary Shares, and the remaining RSUs granted to him represented a total of 300,000 Class A Ordinary Shares or ADS in equivalent amount, subject to the conditions (including vesting conditions) of those RSUs.

(8) Mr. HUANG Sidney Xuande is deemed to be interested in the 7,500 Class A Ordinary Shares represented by ADSs held by Ms. YANG Xu (HUANG Sidney Xuande's wife) as of June 30, 2024.

Interest in Associated Corporations

Name	Nature of Interest	Associated corporations	Amount of registered capital (RMB)	Approximate percentage of interest in the associated corporation (%)
Mr. Wang	Beneficial owner	Hangzhou Tuya Technology	6,069,000 (L)	60.69
Mr. Chen	Beneficial owner	Hangzhou Tuya Technology	1,310,000 (L)	13.10

Note: The letter "L" stands for long position.

Save as disclosed above, as of June 30, 2024, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2024, the following persons (other than the Directors and chief executives whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares[1]	Approximate percentage of shareholding in each class of Shares[1] (%)
Class A Ordinary Shares			
New Enterprise Associates 14, L.P.[2]	Beneficial owner	109,744,738 (L)	21.76
NEA Partners 14 L.P.[2]	Interest in controlled corporation	109,744,738 (L)	21.76
NEA 14 GP, LTD[2]	Interest in controlled corporation	109,744,738 (L)	21.76
Tencent Mobility Limited[3]	Beneficial owner	55,924,749 (L)	11.09
Tencent[3]	Interest in controlled corporation	58,299,749 (L)	11.56
Tenet Group[4]	Beneficial owner	68,793,080 (L)	13.64
Tenet Global[4]	Interest in controlled corporation	68,793,080 (L)	13.64
Tenet Smart[4]	Interest in controlled corporation	68,793,080 (L)	13.64
TMF (Cayman) Ltd.[4]	Trustee	68,793,080 (L)	13.64
Tuya Group Inc.[4]	Beneficial owner	1,427,050 (L)	0.28
	Beneficiary of a trust	68,793,080 (L)	13.64
The Bank of New York Mellon Corporation[5]	Interest in controlled corporation	126,452,480 (L)	25.07
		126,440,750 (S)	25.07
Class B Ordinary Shares			
Tenet Vision[4]	Beneficial owner	34,806,920 (L)	49.58
Tenet Global[4]	Interest in controlled corporation	34,806,920 (L)	49.58
Tenet Smart[4]	Interest in controlled corporation	34,806,920 (L)	49.58
TMF (Cayman) Ltd.[4]	Trustee	34,806,920 (L)	49.58
Tuya Group Inc.[4]	Beneficial owner	8,572,950 (L)	12.21
	Beneficiary of a trust	34,806,920 (L)	49.58
Unileo[6]	Beneficial owner	26,825,430 (L)	38.21

Other Information

Notes:

(1)   The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of June 30, 2024. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 109,744,738 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3)   Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4)   Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

      Therefore, Tuya Group Inc. (being a beneficiary of Mr. Wamg's Family Trust), Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 68,793,080 Class A Ordinary Shares held by Tenet Group and 34,806,920 Class B Ordinary Shares held by Tenet Vision, respectively. Tuya Group Inc. also holds 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares.

(5)   The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation is deemed to be interested in the 126,452,480 (L) and 126,440,750 (S) Class A Ordinary Shares held by The Bank of New York Mellon.

(6)   Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 26,825,430 Class B Ordinary Shares held by Unileo.

Save as disclosed above, as of June 30, 2024, no person, other than the Directors and chief executives whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE SCHEMES

The Company adopted the 2015 Equity Incentive Plan on December 23, 2014, which was further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing). The amendments to Chapter 17 of the Listing Rules have taken effect from January 1, 2023. Additionally, the amendments to the Listing Rules to remove the requirement to cancel repurchased shares and to adopt a framework in the Listing Rules to govern the resale of treasury shares have come into effect from June 11, 2024. In this connection, the Company adopted the 2024 Share Scheme on June 20, 2024, upon which the 2015 Equity Incentive Plan was terminated. The provisions of the 2024 Share Scheme comply with the current requirements of Chapter 17 of the Listing Rules as well as the said amendments to the Listing Rules with respect to treasury shares.

The 2015 Equity Incentive Plan

The principal terms of the 2015 Equity Incentive Plan, as amended and currently in force, are as described below.

Purpose. The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.

Eligible participants. Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.

Awards. The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and RSUs approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.

Exercise period. The exercise period of the options granted under the 2015 Equity Incentive Plan shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

Vesting period. The vesting period (including any vesting acceleration thereof) for the options and/or awards granted under the 2015 Equity Incentive Plan shall be determined at the discretion of the Board or the committee of the Board as administrator. In the case of (i) employees and non-employees, the vesting period is generally measured over the requisite service period; and (ii) the PRC employees of the Group with only service conditions, accelerated full vesting schedule is allowed under limited circumstances. During the Reporting Period, the vesting period of options and/or awards granted under the 2015 Equity Incentive Plan ranges from 36 to 48 months. For further details of the vesting period attached to options and awards granted during the Reporting Period (if any), please refer to the tables set forth on pages 28 to 31 of this report.

Maximum number of Class A Ordinary Shares. The overall limit on the number of the Shares underlying the awards pursuant to 2015 Equity Incentive Plan is 64,889,052 Class A Ordinary Shares, of which the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the "**Plan Limit**"), being 49,914,656 Class A Ordinary Shares.

Any equity awards in the form of options that were granted prior to the Listing under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

Other Information

As at the Latest Practicable Date, 56,571,052 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted and may be granted under the 2015 Equity Incentive Plan, representing approximately 11.22% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 9.85% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date; amongst the said 56,571,052 Class A Ordinary Shares, only up to 49,914,656 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options granted and may be granted, representing approximately 9.90% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 8.69% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

Upon the adoption of the 2024 Share Scheme on June 20, 2024, the 2015 Equity Incentive Plan was terminated, after which (i) no grants of options or awards shall be made under the 2015 Equity Incentive Plan, and (ii) no Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan, except upon exercise or vesting of an option or an award granted prior to the termination of the 2015 Equity Incentive Plan. The total number of options available for grant under the 2015 Equity Incentive Plan as of January 1, 2024 and June 20, 2024 (being the date of termination of the 2015 Equity Incentive Plan) are 49,914,656 and 0 respectively. The total number of options and awards available for grant under the 2015 Equity Incentive Plan as of January 1, 2024 and June 20, 2024 (being the date of termination of the 2015 Equity Incentive Plan) are 56,661,052 and 0, respectively. As at June 30, 2024, there is no service provider sublimit adopted under the 2015 Equity Incentive Plan.

Given that all of the awards granted under the 2015 Equity Incentive Plan during the Reporting Period were funded by the Depositary Shares, there were no new Class A Ordinary Shares that was issued (or may be issued upon vesting) in respect of the such awards granted during the Reporting Period.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options or awards granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.

Exercise price for options and purchase price for awards. As regards options offered under the 2015 Equity Incentive Plan, the Board or the committee of the Board as administrator is entitled to determine the exercise price therefor, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately prior to the time is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or parent company or subsidiary of the Company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option or award. There is no prescribed period within which payments or calls must or may be made or loans for such purposes must be repaid in respect of the options and/or awards offered under the 2015 Equity Incentive Plan.

Duration. Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Remaining life. The 2015 Equity Incentive Plan was terminated upon the adoption of the 2024 Share Scheme on June 20, 2024. There is no specified period for which an offer for an option must be accepted by the relevant eligible participant from the date on which it is made, and no options shall generally be exercised after ten years from the date of grant.

The termination of the 2015 Equity Incentive Plan shall not affect the ability of the Board (or its duly authorized committee) to exercise the powers granted to it under such plan with respect to the outstanding awards granted thereunder prior to the date of such termination. No Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan after the termination thereof, except upon exercise of an award granted prior to the termination of the 2015 Equity Incentive Plan.

Outstanding options granted. As of June 30, 2024 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 51,037,005 Class A Ordinary Shares and 50,741,105 Class A Ordinary Shares, representing approximately 8.88% and 8.83% of the issued Shares as of the Latest Practicable Date.

Outstanding RSUs granted. As of June 30, 2024 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 7,261,875 Class A Ordinary Shares and 6,619,250 Class A Ordinary Shares, representing approximately 1.26% and 1.15% of the issued Shares as of the Latest Practicable Date.

Outstanding restricted share(s) granted (if any). As of the June 30, 2024, no restricted share has been granted under the 2015 Equity Incentive Plan.

Other than the awards granted as disclosed in the movement table set out on pages 30 to 31 of this report, no share awards have been granted during the Reporting Period. In addition, the options granted under the 2015 Equity Incentive Plan which were exercised, vested, lapsed and/or cancelled during the Reporting Period were funded by the Depositary Shares.

Pursuant to Rule 17.03D(1) of the Listing Rules, during the Reporting Period and as of June 30, 2024, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2015 Equity Incentive Plan. No share option or award has been granted to any related entity participant or service provider under the 2015 Equity Incentive Plan.

Other Information

Details of the movements of share options under the 2015 Equity Incentive Plan during the Reporting Period are as follows:

Category and name of grantee	Date of grant	Expiry date	Exercise price per Class A Ordinary Share underlying the options (US$)	Vesting period[(1)]	Number of Class A Ordinary Shares underlying the relevant options: Outstanding as of January 1, 2024	Granted during the Reporting Period[(2)]	Exercised during the Reporting Period[(3)]	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Outstanding as of June 30, 2024
Director(s) and chief executive(s)										
Director(s)										
Mr. Wang	February 21, 2021	February 20, 2031	0.2	4 years	5,100,000	–	–	–	–	5,100,000
Mr. Yang	August 6, 2015	August 5, 2025	0.2	4 years	3,000,000	–	–	–	–	3,000,000
	April 2, 2018	April 1, 2028	0.2	4 years	700,000	–	–	–	–	700,000
	January 5, 2021	January 4, 2031	0.2	4 years	2,800,000	–	–	–	–	2,800,000
Ms. LIU Yao	May 15, 2019	May 14, 2029	0.2	4 years	1,600,000	–	–	–	–	1,600,000
(resigned as a	April 27, 2020	April 26, 2030	0.2	4 years	400,000	–	–	–	–	400,000
Director with effect	July 31, 2020	July 30, 2030	0.2	4 years	600,000	–	–	–	–	600,000
on September 16,	January 5, 2021	January 4, 2031	0.2	4 years	400,000	–	–	–	–	400,000
2024)	August 20, 2021	August 19, 2031	0.2	4 years	1,000,000	–	–	–	–	1,000,000
	September 16, 2021	September 15, 2031	0.2	4 years	1,000,000	–	–	–	–	1,000,000
Subtotal					**16,600,000**	**-**	**-**	**-**	**-**	**16,600,000**
Other employee participants										
369 employees	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	0.04135-0.79	4 years	35,072,005	–	556,250	–	78,750	34,437,005
Subtotal					**35,072,005**	**-**	**556,250**	**-**	**78,750**	**34,437,005**
Total					**51,672,005**	**-**	**556,250**	**-**	**78,750**	**51,037,005**

Notes:

(1)   During the Reporting Period, no option was granted. In respect of the exercise period of the options under the 2015 Equity Incentive Plan, the exercise period of the options granted shall commence from the date on which the relevant options become vested and end on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2)   Refers to the number of Class A Ordinary Shares underlying the relevant options (funded by the Depositary Shares) granted during the Reporting Period.

(3)   In respect of the exercised options which were funded by ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary during the Reporting Period, the weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the options were exercised was US$1.90.

(4)   Save for those set out in this movement table, there are no grants of options to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares under the 2015 Equity Incentive Plan.

(5)   All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

Other Information

Details of the movements of awards under the 2015 Equity Incentive Plan during the Reporting Period are as follows:

Category and name of grantee	Date of grant	Expiry date	Vesting period[1]	Unvested awards as of January 1, 2024	Granted during the Reporting Period[2], [3] and [6]	Vested during the Reporting Period[4]	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Unvested awards as of June 30, 2024
						Number of Class A Ordinary Shares underlying the relevant awards			
Director(s) and chief executives									
Director(s)									
Mr. Huang Sidney Xuande	July 5, 2022	July 4, 2029	4 years	300,000	–	–	–	–	300,000
Subtotal				**300,000**	**–**	**–**	**–**	**–**	**300,000**
Other employee participants									
446 employees	From June 16, 2021 to April 9, 2024	From June 15, 2028 to April 8, 2034	3-4 years	9,023,125	90,000	1,729,750	–	421,500	6,961,875
Subtotal				**9,023,125**	**90,000**	**1,729,750**	**–**	**421,500**	**6,961,875**
Total				**9,323,125**	**90,000**	**1,729,750**	**–**	**421,500**	**7,261,875**

Notes:

(1)   During the Reporting Period, the vesting period of the awards granted under the 2015 Equity Incentive Plan was 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2)   The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3)   Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by the Depositary Shares) granted during the Reporting Period.

(4)   The weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the awards were vested was US$2.13.

(5)   Save for those set out in this movement table, there are no grants of awards under the 2015 Equity Incentive Plan to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares.

(6)   The following grants were made during the Reporting Period. All grantees under the grants made during the Reporting Period were employee participants of the Group. Such grants are not subject to any performance targets, and are not subject to any clawback mechanism for the Company to recover but would be subject to tax withholding by the Company in connection with settlement of RSUs pursuant to the terms and conditions of the 2015 Equity Incentive Plan. There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to such grantees to facilitate the purchase of shares under the 2015 Equity Incentive Plan.

Category and name of grantee	Date of grant	Granted during the Reporting Period	Closing price per ADS underlying the awards granted during the Reporting Period immediately before the grant date(s) quoted on the NYSE (US$)	Vesting period	Fair Value of the awards granted (funded by the Depositary Shares) during the Reporting Period at the date of grant (US$)
Two employee participants	April 9, 2024	90,000	1.77	48 months	1.75
Total		**90,000**			

The 2024 Share Scheme

The 2024 Share Scheme was adopted on June 20, 2024. The principal terms of the 2024 Share Scheme are as described below.

Purpose. The purposes of the 2024 Share Scheme are (i) to align the interests of eligible persons with those of the Group through ownership of award shares, dividends and other distributions paid on award shares and/or the increase in value of the award shares; and (ii) to encourage and retain eligible persons to make contributions to the long-term development of the Group.

Participants. The eligible persons who may be selected to become a participant of the 2024 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an employee participant and (ii) a service provider, who the Board or the scheme administrator considers, in its sole discretion, to have contributed or will contribute to the Group.

Scheme limit. The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards (including option(s) or awards(s) in other forms for the purpose of the 2024 Share Scheme) granted and to be granted under the 2024 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, is 57,459,259 Class A Ordinary Shares, representing 10% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules.

The total number of options or awards available for grant under the 2024 Share Scheme as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) and June 30, 2024 are 57,459,259 and 57,459,259 respectively.

Other Information

Service providers limit. The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to service providers under the 2024 Share Scheme is 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules.

The total number of options or awards available for grant under the service providers limited of 2024 Share Scheme as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) and June 30, 2024 are 5,745,925 and 5,745,925 respectively.

Individual Limit. The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of awards granted and to be granted under the 2024 Share Scheme and other awards schemes of the Company to each selected participant (excluding awards lapsed in accordance with the 2024 Share Scheme) in any 12-month period up to (and including) the date of the latest grant is, 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares). Any further grant of awards to a selected participant which would exceed the individual limit shall be subject to separate approval of the Shareholders in general meeting in accordance with the Listing Rules.

0.1% Limit. Where any grant of awards (but excluding grant of options) to any director (other than an independent non-executive Director) or chief executive of the Company, or any of their respective associates, would result in the Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the scheme rules) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules. Where any grant of awards to an independent non-executive Director or substantial shareholder of the Company or any of their respective associates would result in the number of Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the terms of the 2024 Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

Vesting period. The Board (or the scheme administrator) may from time to time while the 2024 share scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the awards in its sole and absolute discretion. The vesting period in respect of any award shall not be less than 12 months from the grant date, except that with respect to a selected participant who is an employee participant, a shorter vesting period may be permitted in circumstances set out below:

(i)   grants as "make whole" awards to a new employee participant upon joining the Group to replace the share awards such selected participant forfeited when leaving his/her previous employer;

(ii)   grants to an employee participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(iii)   grants of awards which are subject to the fulfilment of performance-based vesting conditions, in lieu of time-based vesting criteria;

(iv)   grants of awards the timing of which is set due to administrative and/or compliance reasons unrelated to the performance of the employee participant, in which case the vesting date may be adjusted to take account of the time from which the award would have been granted if not for such administrative and/or compliance reasons;

(v)   grants of awards with a mixed vesting schedule such that the awards may vest evenly over a period of 12 months; or

(vi)   grants of awards with a total vesting and holding period of more than 12 months, such as where the awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

Option period. Any option granted may be exercised during a period, which is to be determined and notified by the Board (or the scheme administrator) to each selected participant in the award letter, and shall not expire later than ten years from the grant date of the option. An option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the grant date.

Other Information

Exercise price, purchase price and basis of determining exercise price. The exercise price for options under the 2024 Share Scheme must be at least the higher of (i) the per-share closing price of the ADSs on the NYSE on the grant date, which must be a NYSE trading day; (ii) the average per-share closing price of the ADSs on the NYSE for the five NYSE trading days immediately preceding the grant date; and (iii) the nominal value of a Class A Ordinary Share, subject to the condition that the Company shall not grant any Options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules, and provided that in the event of fractional prices, the exercise price per Class A Ordinary Share shall be rounded upwards to the nearest whole cent.

For the avoidance of doubt, purchase price of awards other than options is nil. Considering that the selected participants have contributed or will contribute to the Group, the Company is of the view that a purchase price for the awards other than options at nil consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Board (or the scheme administrator) may determine the amount payable (if any) on an application or acceptance of an award and the period(s) within which any payments or calls must or may be made or loans for such purposes must be repaid. Subject to applicable laws and regulations, the consideration to be paid (if any) for the Class A Ordinary Shares and/or ADSs underlying the awards, including the method of payment, shall also be determined by the Board (or the scheme administrator) as it deems appropriate.

Duration and remaining life. The 2024 Share Scheme shall be valid and effective for the period of ten years from the adoption date, being June 20, 2024, and thereafter for so long as there are any unvested award granted under the 2024 Share Scheme prior to the expiration of the 2024 Share Scheme, in order to give effect to the vesting of such award or otherwise as may be required in accordance with the provisions of the scheme rules. For the avoidance of doubt, options granted during the life of the 2024 Share Scheme shall continue to be valid and exercisable in accordance with their terms of grant within the option period as described above. As of June 30, 2024, the remaining life of the 2024 Share Scheme is approximately ten years.

Outstanding awards. From the date of adoption of the 2024 Share Scheme to June 30, 2024, no awards (in the form of option or award in other forms) had been granted pursuant to the 2024 Share Scheme.

DIVIDEND

On August 26, 2024, the Board has approved the declaration and distribution of a special dividend (the "**Special Dividend**") of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the Special Dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company's operations and earnings, including, but not limited, considerations of the Company's GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Special Dividend, with respect to ordinary shares registered on the Company's Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, September 11, 2024, Hong Kong time; and with respect to the ordinary shares registered on the Company's principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company's principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, September 10, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The payment date is expected to be on or around October 9, 2024 for holders of ordinary shares, and on or around October 15, 2024 for holders of ADSs.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased 223,773 ADSs representing the same number of Class A Ordinary Shares (the "**Repurchased Shares**") of the Company from the open market for a total consideration of US$0.4 million. As of the date of this report, the Repurchased Shares are pending cancellation, and would not receive the Special Dividend.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including sale of treasury shares) during the Reporting Period. Saved as disclosed above, there was no transaction in the Company's securities, or securities of its subsidiaries (in each case, in the nature of (1) convertible securities, warrants or similar rights issued or granted; (2) exercise of any conversion or subscription rights attached to the aforesaid; or (3) redemption, purchase or cancellation of redeemable securities) during the Reporting Period.

The Company did not hold any treasury shares as of June 30, 2024 and as of the date of this report.

Other Information

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Ms. LIU Yao resigned as an executive Director, the chief financial officer, a senior vice president and an authorized representative of the Company under Rule 3.05 of the Listing Rules, and Mr. Yang was appointed as the chief financial officer and an authorized representative of the Company under Rule 3.05 of the Listing Rules, both with effect from September 16, 2024, as detailed in an announcement of the Company dated August 26, 2024. Save as the aforesaid, during the Reporting Period, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

COMPLIANCE WITH APPENDIX D2 OF THE LISTING RULES

According to paragraph 40 of Appendix D2 to the Listing Rules, save as disclosed in this report, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix D2 to the Listing Rules has not changed materially from the information disclosed in the Company's annual report for the year ended December 31, 2023.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds of approximately HK$70 million, which will be applied for the following purposes:

• Approximately 30% is expected to be used over the course of the next five years to enhance our IoT technologies and infrastructure.

• Approximately 30% is expected to be used over the course of the next five years to expand and enhance our product offerings.

• Approximately 15% is expected to be used over the course of the next five years for marketing and branding activities.

• Approximately 15% will be used over the course of the next five years to pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.

• Approximately 10% will be used over the course of the next five years for general corporate purposes and working capital needs.

Other Information

Regarding net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company. During the Reporting Period, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing Approximate (%)	Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million)	Net proceeds unutilized as at December 31, 2023 Approximate (HK$ million)	Actual use of proceeds during the Reporting Period Approximate (HK$ million)	Net proceeds unutilized as at June 30, 2024 Approximate (HK$ million)	Expected timeframe for utilizing the remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure	30%	21.0	14.7	2.1	12.6	Over the course of the next three and a half years
To expand and enhance our product offerings	30%	21.0	14.7	2.1	12.6	Over the course of the next three and a half years
For marketing and branding activities	15%	10.5	7.3	1.1	6.2	Over the course of the next three and a half years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies	15%	10.5	7.3	1.1	6.2	Over the course of the next three and a half years
For general corporate purposes and working capital needs	10%	7.0	4.9	0.7	4.2	Over the course of the next three and a half years
Total	**100%**	**70.0**	**48.9**	**7.1**	**41.8**	

To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will only place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC.

Other Information

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2024 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date which could have a material and adverse effect on our financial condition or results of operations.

Nevertheless, as disclosed in (i) the announcement of the Company dated July 26, 2023 (Hong Kong time) and (ii) the Form 20-F of the Company for the fiscal year ended December 31, 2022 which was published by way of an overseas regulatory announcement of the Company on April 26, 2023, in August 2022, the Company and certain of its current and former directors and officers and its underwriters in the Company's U.S. Listing were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADS in or traceable to the Company's U.S. Listing, alleges that the Company's registration statement on Form F-1 in connection with the U.S. Listing contains materially misleading statements and omissions in violation of Section 11 of the U.S. Securities Act of 1933. Pursuant to a scheduling order entered in January 2023, the Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company's motion to dismiss in part and denying it in part. Discovery has been stayed pending resolution of our motion to dismiss. On April 25, 2024, the Company further filed a motion for judgment on the pleadings pursuant to Rule 12(c), seeking to dismiss the remaining claims based on the parties' pleadings. As of Latest Practicable Date, the lawsuit is still ongoing. The Company is currently unable to estimate the potential loss, if any, associated with the resolution of the Lawsuit.

The Company's defence of itself in legal and regulatory proceedings is costly and can impose a significant burden on its directors, management and employees. The results of current or future litigation and regulatory proceedings cannot be predicted with certainty, and regardless of the outcome, litigation and regulatory proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

EVENTS AFTER JUNE 30, 2024

Save as disclosed in this report, there was no other significant events that might adversely affect the Group after June 30, 2024, and up to the Latest Practicable Date.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2024 were approved and authorized for issue by the Board on August 26, 2024.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("**U.S. GAAP**"). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors' assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group's operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya's non-GAAP measures to the most comparable U.S. GAAP measures are set forth below.

Other Information

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("**US$**"), except for share and per share data, unless otherwise noted)

	For the Six Months Ended	
	June 30, 2023	June 30, 2024
Reconciliation of operating expenses to non-GAAP operating expenses		
Research and development expenses	(54,525)	**(46,467)**
Add: Share-based compensation	8,123	**6,882**
Adjusted Research and development expenses	(46,402)	**(39,585)**
Sales and marketing expenses	(20,085)	**(18,370)**
Add: Share-based compensation	3,226	**2,554**
Adjusted Sales and marketing expenses	(16,859)	**(15,816)**
General and administrative expenses	(41,066)	**(32,335)**
Add: Share-based compensation	22,983	**21,787**
Add: Credit-related impairment of long-term investments	8,050	**189**
Add: Litigation costs	–	**2,100**
Adjusted General and administrative expenses	(10,033)	**(8,259)**
Reconciliation of loss from operations to non-GAAP (loss)/profit from operations		
Loss from operations	(63,713)	**(26,711)**
Add: Share-based compensation expenses	34,332	**31,223**
Add: Credit-related impairment of long-term investments	8,050	**189**
Add: Litigation costs	–	**2,100**
Non-GAAP (Loss)/Profit from operations	(21,331)	**6,801**
Non-GAAP Operating margin	(20.4)%	**5.0%**

	For the Six Months Ended	
	June 30, 2023	**June 30, 2024**
Reconciliation of net loss to non-GAAP net (loss)/profit		
Net loss	(44,594)	**(415)**
Add: Share-based compensation expenses	34,332	**31,223**
Add: Credit-related impairment of long-term investments	8,050	**189**
Add: Litigation costs	–	**2,100**
Non-GAAP Net (loss)/profit	(2,212)	**33,097**
Non-GAAP Net margin	(2.1)%	**24.5%**
Weighted average number of ordinary shares used in computing non-GAAP net (loss)/profit per share		
– Basic	554,472,706	**559,421,815**
– Diluted	554,472,706	**591,970,099**
Non-GAAP net (loss)/profit per share attributable to ordinary shareholders		
– Basic	(0.00)	**0.06**
– Diluted	(0.00)	**0.06**

SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this report are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Report on Review of Interim Financial Information



羅兵咸永道

To the Board of Directors of Tuya Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 43 to 83, which comprises the condensed consolidated balance sheet of Tuya Inc. (the "**Company**") and its subsidiaries (together, the "**Group**") as at June 30, 2024 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
August 26, 2024

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2023 US$	As of June 30, 2024 US$
ASSETS			
Current assets:			
Cash and cash equivalents		498,688	**614,767**
Restricted cash		–	**152**
Short-term investments	3	291,023	**175,218**
Accounts receivable, net	4	9,214	**6,763**
Notes receivable, net		4,955	**7,271**
Inventories, net	5	32,865	**28,088**
Prepayments and other current assets, net	6	11,053	**19,027**
Total current assets		847,798	**851,286**
Non-current assets:			
Property, equipment and software, net	7	2,589	**2,394**
Operating lease right-of-use assets, net	9	7,647	**6,007**
Long-term investments	8	207,489	**220,401**
Other non-current assets, net	6	877	**9,562**
Total non-current assets		218,602	**238,364**
Total assets		1,066,400	**1,089,650**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	10	11,577	**11,638**
Advance from customers		31,776	**32,299**
Deferred revenue, current	12	6,802	**6,504**
Accruals and other current liabilities	11	32,807	**30,625**
Income tax payables		689	**–**
Lease liabilities, current	9	3,883	**3,872**
Total current liabilities		87,534	**84,938**
Non-current liabilities:			
Lease liabilities, non-current	9	3,904	**2,120**
Deferred revenue, non-current	12	506	**425**
Other non-current liabilities	11	3,891	**2,300**
Total non-current liabilities		8,301	**4,845**
Total liabilities		95,835	**89,783**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2023 US$	As of June 30, 2024 US$
Shareholders' equity:			
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and June 30, 2024, respectively; 487,591,968 and 489,654,195 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	15	25	**25**
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 70,205,300 and 70,205,300 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	15	4	**4**
Treasury stock (US$0.00005 par value; 16,795,331 and 14,733,104 shares as of December 31, 2023 and June 30, 2024, respectively)		(53,630)	**(43,628)**
Additional paid-in capital		1,616,105	**1,637,052**
Accumulated other comprehensive loss		(17,091)	**(18,323)**
Accumulated deficit		(574,848)	**(575,263)**
Total shareholders' equity		970,565	**999,867**
Total liabilities and shareholders' equity		1,066,400	**1,089,650**

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six months Ended June 30,	
		2023	2024
		US$	US$
Revenue	13	104,489	134,941
Cost of revenue		(56,820)	(70,264)
Gross profit		47,669	64,677
Operating expenses:			
Research and development expenses		(54,525)	(46,467)
Sales and marketing expenses		(20,085)	(18,370)
General and administrative expenses		(41,066)	(32,335)
Other operating incomes, net		4,294	5,784
Total operating expenses		(111,382)	(91,388)
Loss from operations		(63,713)	(26,711)
Other income			
Other non-operating incomes, net		1,556	2,647
Financial income, net	14	18,775	25,259
Foreign exchange gain/(loss), net		903	(362)
(Loss)/profit before income tax expense		(42,479)	833
Income tax expense	17	(2,115)	(1,248)
Net loss		(44,594)	(415)
Net loss attributable to Tuya Inc.		(44,594)	(415)
Net loss attributable to ordinary shareholders		(44,594)	(415)
Net loss		(44,594)	(415)
Other comprehensive income/(loss)			
Changes in fair value of long-term investments		(1,053)	(139)
Transfer out of fair value changes of long-term investments	8	8,050	(65)
Foreign currency translation		(5,254)	(1,028)
Total comprehensive loss attributable to Tuya Inc.		(42,851)	(1,647)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

		Six months Ended June 30,	
	Note	2023 US$	2024 US$
Net loss attributable to Tuya Inc.		(44,594)	(415)
Net loss attributable to ordinary shareholders		(44,594)	(415)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	18	554,472,706	559,421,815
Net loss per share attributable to ordinary shareholders-basic and diluted	18	(0.08)	(0.00)
Share-based compensation expenses were included in:			
Research and development expenses		8,123	6,882
Sales and marketing expenses		3,226	2,554
General and administrative expenses		22,983	21,787

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

| | Note | Ordinary shares (US$0.00005 par value) | | Additional paid-in capital US$ | Treasury stock | | Accumulated other comprehensive loss US$ | Accumulated deficit US$ | Total shareholders' equity US$ |
		Number of shares issued	Amount US$		Number of shares issued	Amount US$			
Balance as of December 31, 2022		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,073)	962,167
Cumulative effect of accounting change		–	–	–	–	–	–	(460)	(460)
Balance as of January 1, 2023		578,546,560	29	1,584,764	(25,596,331)	(86,438)	(22,115)	(514,533)	961,707
Repurchase of ordinary shares	15	–	–	–	(689,407)	(1,358)	–	–	(1,358)
Exercise of share option and vested restricted share unit		–	–	(14,486)	3,151,975	14,878	–	–	392
Cancellation of Treasury stock		(2,753,167)	–	(4,404)	2,753,167	4,404	–	–	–
Net loss		–	–	–	–	–	–	(44,594)	(44,594)
Foreign currency translation adjustment		–	–	–	–	–	(5,254)	–	(5,254)
Transfer out of fair value changes of long-term investments	8	–	–	–	–	–	8,050	–	8,050
Fair value change of long-term investments	8	–	–	–	–	–	(1,053)	–	(1,053)
Share-based compensation		–	–	34,332	–	–	–	–	34,332
Balance as of June 30, 2023		575,793,393	29	1,600,206	(20,380,596)	(68,514)	(20,372)	(559,127)	952,222

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Ordinary shares (US$0.00005 par value) Number of shares issued	Amount US$	Additional paid-in capital US$	Treasury stock Number of shares issued	Amount US$	Accumulated other comprehensive loss US$	Accumulated deficit US$	Total shareholders' equity US$
Balance as of December 31, 2023		574,592,599	29	1,616,105	(16,795,331)	(53,630)	(17,091)	(574,848)	970,565
Repurchase of ordinary shares	15	-	-	-	(223,773)	(385)	-	-	(385)
Exercise of share option and vested restricted share unit		-	-	(10,276)	2,286,000	10,387	-	-	111
Net loss		-	-	-	-	-	-	(415)	(415)
Foreign currency translation adjustment		-	-	-	-	-	(1,028)	-	(1,028)
Transfer out of fair value changes of long-term investments	8	-	-	-	-	-	(65)	-	(65)
Fair value change of long-term investments	8	-	-	-	-	-	(139)	-	(139)
Share-based compensation		-	-	31,223	-	-	-	-	31,223
Balance as of June 30, 2024		574,592,599	29	1,637,052	(14,733,104)	(43,628)	(18,323)	(575,263)	999,867

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

		Six months Ended June 30,	
	Note	2023	2024
		US$	US$
Cash flows from operating activities:			
Net loss		(44,594)	**(415)**
Adjustments to reconcile net loss to net cash generated from operating activities:			
Share-based compensation		34,332	**31,223**
Depreciation and amortization of property, equipment and software	7	1,293	**863**
Amortization of right-of-use assets	9	2,020	**1,785**
Gain on disposal of long-term investment	14	–	**(451)**
Allowance for doubtful receivables/allowance for credit losses	4	1,039	**676**
Inventory write-downs		420	**672**
(Gain)/loss on disposal of property, equipment and software		(138)	**2**
(Gain)/loss on foreign currency exchange rates		(903)	**362**
Fair value change on short-term and long-term investments	14	18	**518**
Change in unrealized investment income		(7,766)	**1,434**
Impairment loss of long-term investments	8	8,050	**189**
Changes in operating assets and liabilities:			
Accounts receivable		(2,274)	**1,830**
Notes receivable		(658)	**(2,368)**
Inventories		7,937	**4,105**
Prepayments and other current assets		1,722	**(8,679)**
Other non-current assets		552	**46**
Accounts payable		(374)	**61**
Advance from customers		(2,010)	**523**
Deferred revenue		(498)	**(379)**
Accruals and other payables		(6,666)	**(1,458)**
Income tax payables		–	**(689)**
Lease liabilities		(1,332)	**(1,940)**
Other non-current liability		(1,557)	**(1,591)**
Net cash (used in)/generated from operating activities		(11,387)	**26,319**
Cash flows from investing activities:			
Payment for short-term investments		(312,382)	**(100,445)**
Proceeds from disposal of short-term investments		290,002	**209,503**
Proceeds from disposal of long-term investments		–	**1,589**
Purchase of property, equipment and software		(313)	**(691)**
Prepayment for land use rights purchase		–	**(8,729)**
Proceeds from disposal of property, equipment and software		358	**21**
Payment for long-term investments		–	**(11,163)**
Net cash (used in)/generated from investing activities		(22,335)	**90,085**

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and 2024
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six months Ended June 30,	
		2023	2024
		US$	US$
Cash flows from financing activities:			
(Payment for)/refund of prepayment for share repurchase		(2,443)	315
Proceeds from exercise of share options		392	111
Payments of deferred professional costs		(16)	(276)
Net cash (used in)/generated from financing activities		(2,067)	150
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(2,830)	(323)
Net (decrease)/increase in cash and cash equivalents, restricted cash		(38,619)	116,231
Cash and cash equivalents, restricted cash at the beginning of period		133,161	498,688
Cash and cash equivalents, restricted cash at the end of period		94,542	614,919
Supplemental cash flow disclosures			
Cash paid for income tax		(965)	(1,995)

	As of December 31, 2023	As of June 30, 2024
	US$	US$
Cash and cash equivalents	498,688	614,767
Restricted cash	–	152
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	498,688	614,919

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Tuya Inc. (the "**Company**") was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity ("**VIE**") (collectively referred to as the "**Group**") are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the "**Smart solution**").

(b) History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. ("**Hangzhou Tuya Technology**"), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the "**Registered Shareholders**") together with two unrelated investors of Series Angel financing (the "**Non-Registered Shareholders VIE Investors**") by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the "**WFOE**") was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology's shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the "**VIE**") became the variable interest entity of the Group. After the completion of this transaction, the Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE's shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE's shareholders. The contractual arrangements were further amended in January 2022.

The VIE operated de minimis business activities and had no material impact on the Company's financial position, results of operations or cash flows for the six months ended June 30, 2023 and 2024.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

3. SHORT-TERM INVESTMENTS

	As of December 31, 2023 US$	As of June 30, 2024 US$
U.S. treasury securities	–	102,928
Time deposits	288,758	70,532
Equity securities with readily determinable fair value[1]	2,265	1,758
Total short-term investments	291,023	175,218

(1) Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. In the six months ended June 30, 2023 and 2024, the Group recorded unrealized investment gain in fair value of US$13 and unrealized investment loss in fair value of US$495, respectively, in the condensed consolidated statements of comprehensive loss. There were no disposals of equity securities during the six months ended June 30, 2023 and 2024.

4. ACCOUNTS RECEIVABLE, NET

	As of December 31, 2023 US$	As of June 30, 2024 US$
Accounts receivable, gross	12,581	10,730
Less: allowance for doubtful accounts/allowance for credit losses	(3,367)	(3,967)
Total accounts receivable, net	9,214	6,763

The Group recorded the allowance for credit losses of US$981 and US$621, respectively, under ASU 2016-13 Financial instruments – credit losses for the six months ended June 30, 2023 and 2024.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

4. ACCOUNTS RECEIVABLE, NET *(Continued)*

An aging analysis based on relevant invoice dates is as follows:

	As of December 31, 2023 US$	As of June 30, 2024 US$
0-3 months	5,518	4,868
3-6 months	1,002	572
6-12 months	2,238	1,377
Over 1 year	3,823	3,913
Total accounts receivable, gross	12,581	10,730

5. INVENTORIES, NET

Inventories consist of the following:

	As of December 31, 2023 US$	As of June 30, 2024 US$
Raw materials	30,620	23,885
Finished goods	5,177	5,878
Work in process	3,222	3,314
Low value consumables and spare parts	144	161
Less: inventory write-downs	(6,298)	(5,150)
Total inventories, net	32,865	28,088

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

6. PREPAYMENTS AND OTHER ASSETS, NET

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31, 2023 US$	As of June 30, 2024 US$
Prepayments and other current assets		
Advance to suppliers	5,587	**8,793**
Interest receivable	1,927	**5,988**
VAT recoverable[1]	1,275	**2,062**
Receivables from third party payment platforms	597	**1,010**
Rental deposits	532	**492**
Prepayment for share repurchase[2]	315	**–**
Others	854	**721**
Less: allowance for credit losses	(34)	**(39)**
Total prepayments and other current assets, net	11,053	**19,027**
Other non-current assets		
Prepayment for land use rights[3]	–	**8,729**
Rental deposits	889	**844**
Less: allowance for credit losses	(12)	**(11)**
Total other non-current assets, net	877	**9,562**

(1) VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

(2) As of December 31, 2023, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15).

(3) As of June 30, 2024, prepayment for land use rights represented the prepayment the Group made to acquire a land use right.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of December 31, 2023 US$	As of June 30, 2024 US$
Cost:		
Leasehold improvements	3,568	3,614
Computers and electronic equipment	7,273	7,664
Office equipment	307	303
Software	834	876
Construction in progress	–	20
Total cost	11,982	12,477
Less: Accumulated depreciation and amortization	(9,393)	(10,083)
Total property, equipment and software, net	2,589	2,394

Depreciation expense was US$1,293 and US$863 for the six months ended June 30, 2023 and 2024, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

8. LONG-TERM INVESTMENTS

	As of December 31, 2023 US$	As of June 30, 2024 US$
Time deposit	186,751	191,557
U.S. treasury securities[2]	10,140	20,275
Investments in available-for-sale debt securities[1]	9,874	6,840
Investments in equity securities accounted for under alternative measurement[3]	488	1,516
Investment in an equity security with readily determinable fair values	236	213
Total long-term investments	207,489	220,401

(1)   As of December 31, 2023 and June 30, 2024, the balance represents the Group's shareholding interests of several privately held companies.

As the Group has the right to request each investee to redeem the Group's investments at the Group's investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values.

For the six months ended June 30, 2023 and 2024, the fair value changes of the Group's investments in these privately held companies were other comprehensive loss of US$1,053 and US$204, respectively.

For one of the aforementioned investments, as a result of impairment assessment, the Group recorded an impairment loss of US$8,050, which was included in the general and administrative expense, and transferred out this investment's historical fair value change reflected in accumulated other comprehensive income accordingly, for the six months ended June 30, 2023.

For the other one of the aforementioned investments, during the six months ended June 30, 2024, the Group redeemed a portion of its investment and recorded a gain of US$451 in financial income on the consolidated statements of comprehensive loss. The related historical fair value change of this investment, included in accumulated other comprehensive income was transferred out accordingly.

(2)   The Group invested in U.S. treasury securities with original maturities of two to three years and accounted for as held-to maturity treasury securities at amortized cost, for which the allowance for credit losses was immaterial. The carrying amount of U.S. treasury securities approximates their fair value due to that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

(3)   For investments in equity securities accounted for under alternative measurement represent investments in one privately held company and one limited partnership fund. For these investments which the Group cannot exercise significant influence and does not have a readily determinable fair value, the Group has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company's operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$2,110 and US$1,990 for the six months ended June 30, 2023 and 2024, respectively.

The components of lease expenses were as follows:

	Six months Ended June 30,	
	2023	2024
	US$	US$
Lease cost:		
Amortization of right-of-use assets	2,020	1,785
Interest of lease liabilities	35	167
Expenses for short-term lease within 12 months	55	38
Total lease cost	2,110	1,990

Supplemental cash flow information related to leases are as follows:

	Six months Ended June 30,	
	2023	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	1,785	2,105
Right-of-use assets obtained in exchange for operating lease liabilities	98	375

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES *(Continued)*

Supplemental condensed consolidated balance sheet information related to leases are as follows:

	As of December 31, 2023 US$	As of June 30, 2024 US$
Right-of-use assets	7,647	**6,007**
Operating lease liabilities – current	3,883	**3,872**
Operating lease liabilities – non-current	3,904	**2,120**
Total lease liabilities	7,787	**5,992**
Weighted-average remaining lease term		
Operating leases	2.12 years	**1.72 years**
Weighted-average discount rate	4.75%	**4.75%**
Operating lease	per annum	**per annum**

Maturities of lease liabilities were as follows:

	As of December 31, 2023 US$	As of June 30, 2024 US$
2024	4,237	**2,052**
2025	3,880	**3,816**
2026	124	**202**
2027	5	**87**
2028	–	**82**
2029	–	**7**
Total undiscounted lease payments	8,246	**6,246**
Less: imputed interest	(459)	**(254)**
Total lease liabilities	7,787	**5,992**

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

10. ACCOUNTS PAYABLE

	As of December 31, 2023 US$	As of June 30, 2024 US$
Total accounts payable	11,577	11,638

An aging analysis based on relevant invoice dates is as follows:

	As of December 31, 2023 US$	As of June 30, 2024 US$
0-3 months	11,153	11,298
3-6 months	44	5
6-12 months	58	23
Over 1 year	322	312
Total accounts payable	11,577	11,638

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

11. ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31, 2023 US$	**As of June 30, 2024 US$**
Accruals and other current liabilities		
Salary and welfare payable	13,796	**8,635**
Cloud infrastructure and IT related services fee payables	4,214	**6,581**
Professional service fee payables	2,203	**3,861**
Payment from depositary bank, current(2)	3,113	**3,067**
Membership fee to be refunded(1)	1,857	**2,463**
Sales return allowances	1,223	**1,179**
Tax payables	2,479	**1,115**
Advertising and promotion fee payables	975	**930**
Payables for share repurchase(3)	–	**385**
Product warranty	200	**200**
Deposit payable	1,412	**–**
Others	1,335	**2,209**
Total accruals and other current liabilities	32,807	**30,625**
Other non-current liabilities		
Payment from depositary bank, non-current(2)	3,891	**2,300**
Total accruals and other liabilities	36,698	**32,925**

(1) Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the membership program. The Group started a new membership program (the "**2023 Membership Program**") in the first quarter of 2023. In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the "**Deposit scheme**"), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the "**Rebate scheme**") with the membership period of typically 12 months. Under Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate schedule, sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

(2) The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46-month arrangement period, respectively. For the six months ended June 30, 2023 and 2024, the Company recorded US$1,556 and US$2,647 in other non-operating income in the condensed consolidated statements of comprehensive loss, respectively. In addition to above reimbursement, the Company received an additional reimbursement payment of US$1,186 from depository bank for the transaction costs incurred and the amount was recorded in other non-operating income for the six months ended June 30, 2024.

(3) Payables for share repurchase represents the share repurchase consideration to be settled as of June 30, 2024 by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15). These payables were fully paid subsequently in July 2024.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

12. DEFERRED REVENUE

	As of December 31, 2023 US$	As of June 30, 2024 US$
Deferred Revenue		
– Cloud-based connectivity and basic IoT services[1]	1,122	1,079
– SaaS[2]	6,186	5,850
Total deferred revenue	7,308	6,929

(1) **Deferred cloud-based connectivity and basic IoT services related revenue**

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group's provision of cloud-based connectivity obligation and basic IoT services to customers.

	Six months Ended June 30,	
	2023 US$	2024 US$
Beginning balances	1,375	1,122
Deferral of revenue	397	507
Recognition of deferred revenue	(699)	(550)
Ending balances	1,073	1,079

(2) **Deferred Revenue – SaaS**

Deferred Revenue – SaaS mainly represents the Group's remaining performance obligation in providing industry SaaS services over the period of time.

	Six months Ended June 30,	
	2023 US$	2024 US$
Beginning balances	5,168	6,186
Deferral of revenue	9,079	10,096
Recognition of deferred revenue	(8,732)	(10,432)
Ending balances	5,515	5,850

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. REVENUE

The Group's revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six months Ended June 30,	
	2023	**2024**
	US$	**US$**
IoT PaaS	74,730	**99,898**
Smart solution	11,937	**16,839**
SaaS and others	17,822	**18,204**
Total revenue	104,489	**134,941**

Remaining performance obligations

The remaining performance obligations primarily relate to the Group's provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product's life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group's cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

The upfront fixed membership fees received are recorded as deferred revenue, and recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership. The amounts received that are related to providing industry SaaS (included in SaaS and others), for which, the Company generally charges an annual subscription fee, are recorded as deferred revenue and recognized on a straight-line basis typically over the 12-month service period.

As of December 31, 2023 and June 30, 2024, the aggregate amount of transaction price allocated to the remaining performance obligations was US$7,308 and US$6,929, respectively, of which US$6,802 and US$6,504 were recorded in current deferred revenue while US$506 and US$425 were recorded in non-current deferred revenue, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. REVENUE *(Continued)*

Remaining performance obligations *(Continued)*

The Group's contract liability, including both deferred revenue and the advance from customers, is US$39,084 and US$39,228 as of December 31, 2023 and June 30, 2024, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts with durations of one year or less. The remaining amounts recorded in non-current deferred revenue of US$506 and US$425 as of December 31, 2023 and June 30, 2024, respectively, would generally be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart solution mainly for one year. The Group accrues a warranty reserve for all IoT PaaS and smart solution, which represents the Group's best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve is included within accruals and other liabilities in the consolidated balance sheets.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

14. FINANCIAL INCOME, NET

	Six months Ended June 30,	
	2023	2024
	US$	US$
Interest income and investment income, net[1]	18,793	25,326
Fair value change of long-term investments	(31)	(23)
Fair value change of short-term investments	13	(495)
Gain on disposal of long-term investment	–	451
Total financial income, net	18,775	25,259

(1) Interest income and investment income, net included interest income and investment income of US$23,610 and US$25,326, as well as the changes in fair value of forward exchange contracts with a loss of US$4,817 and nil, for the six months ended June 30, 2023 and 2024, respectively.

15. ORDINARY SHARES

On August 30, 2021, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve-month period ended on August 30, 2022. On November 9, 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above-mentioned share repurchase programs are collectively referred as the "**Share Repurchase Program**"). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of June 30, 2024, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 489,654,195 shares Class A outstanding, at a par value of US$0.00005. As of June 30, 2024, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

Immediately prior to the completion of the Initial Public Offering (the "**IPO**") in March 2021, all classes of preferred shares of the Company were converted to ordinary shares.

16. SHARE-BASED COMPENSATION

In December 2014, the board of directors of the Company adopted the Company's 2015 Equity Incentive Plan ("**the 2015 Plan**") and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company's global employees, director and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units ("**RSUs**") under the 2015 Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the "**Share Option Repricing**"), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split).

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Since adoption of the 2015 Plan, the Company granted options to its global employees, directors and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service. The share options granted to the PRC employee grantees shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).

The Company accounts for share-based compensation costs (based on the fair value as of the respective grant date) on a straight-line bases over the requisite service period for each award.

On February 25, 2021, the board of directors of the Company approved further amendment to the 2015 Plan, which provides that starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2015 Plan was increased by an amount equal to the least of (i) 2% of the aggregate number of shares of all classes of ordinary shares of the Company's issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the board of directors.

As of December 31, 2023 and June 30, 2024, 51,672,005 and 51,037,005 options were outstanding under the 2015 Plan.

Starting from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 1,181,000 and 90,000 RSUs with three-to-four-year requisite service period to its employees and non-employees for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, 9,323,125 and 7,261,875 RSUs were outstanding under the 2015 Plan, respectively.

On June 20, 2024, the Company terminated the 2015 Plan, upon the approval of the Annual General Meeting of the Company. The Company approved and adopted a 2024 Global Share Incentive Plan (the "**2024 Share Scheme**"), upon the approval of the Annual General Meeting of the Company. Under the 2024 Share Scheme, the Company is allowed to grant share-based awards of the Group to its eligible person and service provider, whom the board considers having contributed or will contribute to the Company. The maximum number of shares of the Company available for issuance pursuant to all awards under the 2024 Share Scheme shall not exceed 57,459,259. Furthermore, the maximum number of shares of the Company available for issuance pursuant to all awards to services providers under the 2024 Share Scheme shall not exceed 5,745,925. All options granted have a contractual term of ten years from the grant date. Except in cases permitted by the 2024 Share Scheme, the vesting period shall not be less than 12 months. As of June 30, 2024, there is no share-based awards was granted under the 2024 Share Scheme.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Share Options

The following table sets forth the share options activity for the six months ended June 30, 2023 and 2024:

	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual term	Aggregate intrinsic value
					US$
Outstanding as of December 31, 2022	56,274,213	0.16	4.42	6.04	98,287
Granted	–	–	–		
Exercised	(1,999,350)	0.19	2.99		
Forfeited	(367,500)	0.38	6.27		
Outstanding as of June 30, 2023	53,907,363	0.16	4.46	5.51	87,114
Outstanding as of December 31, 2023	**51,672,005**	**0.15**	**4.44**	**4.95**	**105,285**
Granted	**–**	**–**	**–**		
Exercised	**(556,250)**	**0.18**	**4.47**		
Forfeited	**(78,750)**	**0.20**	**6.12**		
Outstanding as of June 30, 2024	**51,037,005**	**0.15**	**4.44**	**4.43**	**79,647**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2023: US$118,846, June 30, 2024: US$87,273).

As of June 30, 2024, there were US$38,796 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0.34 year, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Restricted Share Units

The following table sets forth the service-based RSUs activity for the six months ended June 30, 2023 and 2024:

	Number of shares	Weighted average grant date fair value per share
Outstanding as of December 31, 2022	11,638,750	3.51
Granted	1,181,000	1.79
Vested	(1,152,625)	4.59
Forfeited	(622,500)	4.65
Outstanding as of June 30, 2023	11,044,625	3.15
Outstanding as of December 31, 2023	**9,323,125**	**2.88**
Granted	**90,000**	**1.75**
Vested	**(1,729,750)**	**3.00**
Forfeited	**(421,500)**	**3.36**
Outstanding as of June 30, 2024	**7,261,875**	**2.81**

As of June 30, 2024, there were US$14,900 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted average vesting period of 2.16 years. The fair value of the RSUs are measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong.

PRC

PRC Enterprise Income Tax ("EIT")

On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax Law (the "**new CIT Law**"), under which foreign invested enterprises ("**FIEs**") and domestic companies would be subject to enterprise income tax ("**EIT**") at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified "High and New Technology Enterprise" ("**HNTE**") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2021. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2023, to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. As of June 30,2024, the re-apply HNTE certificate of the WFOE has been in the process of renewal.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES *(Continued)*

PRC *(Continued)*

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located."

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2023 and June 30, 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

United States

The Company's subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023 and 2024.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "**Tax Act**"). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax ("**AMT**") and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax ("**BEAT**"), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES *(Continued)*

Composition of income tax expense

The components of loss/(profit) before tax are as follow:

	Six months Ended June 30,	
	2023	2024
	US$	US$
Loss/(profit) before tax		
Loss from PRC entities	44,212	15,251
Profit from overseas entities	(1,733)	(16,084)
Total loss/(profit) before tax	42,479	(833)

	Six months Ended June 30,	
	2023	2024
	US$	US$
Current income tax expense	2,115	1,248
Deferred income tax	–	–
Total income tax expense	2,115	1,248

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six months Ended June 30,	
	2023	2024
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	-3.4%	-215.1%
Effect of preferential tax rate for qualified HNTE entities[1]	-5.9%	6.6%
Additional deduction for research and development expenditures	15.1%	-229.4%
Share-based compensation	-14.9%	576.5%
Permanent book-tax differences	-0.3%	-103.4%
Change in valuation allowance[2]	-20.6%	89.6%
Effective tax rates	-5.0%	149.8%

(1) The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2) Valuation allowance for the six months ended June 30, 2023 and 2024 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the six months ended June 30, 2023 and 2024 are calculated as follows:

	Six months Ended June 30,	
	2023	2024
	US$	US$
Basic and diluted net loss per share calculation		
Numerator:		
Net loss attributable to Tuya Inc.'s ordinary shareholders, basic and diluted	(44,594)	(415)
Denominator:		
Weighted-average ordinary shares outstanding, basic and diluted	554,472,706	559,421,815
Net loss per share attributable to ordinary shareholders:		
– Basic	(0.08)	(0.00)
– Diluted	(0.08)	(0.00)

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31, 2023	As of June 30, 2024
Share option and RSU-weighted shares	64,211,569	59,162,921

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

19. COMMITMENTS AND CONTINGENCIES

(a) Capital and other commitments

There was no future minimum capital commitments as of December 31, 2023 and June 30, 2024.

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease with a lease term commitment of one year or less lease term, for which the Group elected to not recognize any lease liability or right-of-use asset, therefore not yet reflected in the condensed consolidated financial statements as of December 31, 2023 and June 30, 2024 were US$19 and US$25, respectively.

(c) Services purchase commitment

As of December 31, 2023, the Group's services purchase commitments were as follows:

	Total US$	Less Than 1 year US$	1-3 years US$	3-5 years US$
Purchase obligations (i)	15,667	5,042	10,625	–

As of June 30, 2024, the Group's services purchase commitments were as follows:

	Total US$	**Less Than 1 year US$**	**1-3 years US$**	**3-5 years US$**
Purchase obligations (i)	**13,809**	**6,934**	**6,875**	**–**

(i) Purchase obligations represent US$15,667 and US$13,809 of remaining non-cancellable contractual commitments as of December 31, 2023 and June 30, 2024, respectively, related to one of the Group's third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made purchases totaling US$27,023 and US$34,029 under this agreement as of December 31, 2023 and June 30, 2024, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

19. COMMITMENTS AND CONTINGENCIES *(Continued)*

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company's March 2021 U.S. IPO registration statement. As of the issuance date of these consolidated financial statements, the case remained in its preliminary stage and the Group was unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of June 30, 2024. Other than as disclosed above, as of December 31, 2023 and June 30, 2024, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

20. RELATED PARTY TRANSACTIONS

The table below sets forth the major related party and their relationships with the Company as of June 30, 2023 and 2024:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company)	Principal shareholder of the Group

Details of amounts due to related parties as of December 31, 2023 and June 30, 2024 are as follows:

	As of December 31, 2023 US$	As of June 30, 2024 US$
Due to Tencent Group[1]	10	**107**

(1) Tencent Cloud Computing (Beijing) Co., Ltd., under the control of Tencent Group, provided the Company with cloud services and other cloud-related technical services. The purchase of cloud service from Tencent Group amounted to US$663 and US$623 for the six months ended June 30, 2023 and 2024.

21. FAIR VALUE MEASUREMENT

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, account receivables, notes receivable, derivative instruments, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2023 and June 30, 2024, except for time deposits, derivative instruments, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits included in short-term investments, derivative instruments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

| Description | Fair value as of December 31, 2023 | Fair value measurement at reporting date using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	291,023	2,265	288,758	–
Long-term investments	10,110	–	236	9,874
	301,133	2,265	288,994	9,874

| Description | Fair value as of June 30, 2024 | Fair value measurement at reporting date using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	72,290	1,758	70,532	–
Long-term investments	7,053	–	213	6,840
	79,343	1,758	70,745	6,840

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

The roll forward of major Level 3 investments are as follows:

	US$
Fair value of Level 3 investments as of December 31, 2023	9,874
Disposal	(2,706)
The change in fair value of the investments	(328)
Fair value of Level 3 investments as of June 30, 2024	**6,840**

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of June 30, 2024 are as follows:

Unobservable Inputs	
Expected volatility	30%-68%
Probability	Liquidation scenario: 38%-40%
	Redemption scenario: 38%-40%
	IPO scenario: 20%-25%

22. DIVIDENDS

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2023 and 2024.

23. SUBSEQUENT EVENTS

On August 26, 2024, the Board of Director of the Company approved a special dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS. The aggregate amount of the special dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash on the Company's balance sheet.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRSs**"). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:

Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments					Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note (a))	US$ Listing expenses (Note (b))	US$ Operating leases (Note (c))	US$ Share-based compensation (Note (d))	US$ Long-term investments (Note (e))	US$
Operating lease right-of-use assets, net	7,647	–	–	(284)	–	–	7,363
Long-term investments	207,489	–	–	–	–	(9,874)	197,615
Financial assets at fair value through profit or loss	–	–	–	–	–	9,874	9,874
Total assets	1,066,400	–	–	(284)	–	–	1,066,116
Accumulated deficit	(574,848)	(5,513,140)	(9,177)	(284)	(18,909)	(1,390)	(6,117,748)
Accumulated other comprehensive loss	(17,091)	–	–	–	–	1,390	(15,701)
Additional paid-in capital	1,616,105	5,513,140	9,177	–	18,909	–	7,157,331
Total shareholder's equity	970,565	–	–	(284)	–	–	970,281

As of December 31, 2023

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

		As of June 30, 2024					
Condensed consolidated Balance Sheet data	**Amounts as reported under U.S. GAAP**	**IFRSs adjustments**					**Amounts as reported under IFRSs**
	US$	US$ Classification and measurement of preferred shares (Note (a))	US$ Listing expenses (Note (b))	US$ Operating leases (Note (c))	US$ Share-based compensation (Note (d))	US$ Long-term investments (Note (e))	US$
Operating lease right-of-use assets, net	6,007	-	-	(288)	-	-	5,719
Long-term investments	220,401	-	-	-	-	(8,356)	212,045
Financial assets at fair value through profit or loss	-	-	-	-	-	8,356	8,356
Total assets	**1,089,650**	**-**	**-**	**(288)**	**-**	**-**	**1,089,362**
Accumulated deficit	(575,263)	(5,513,140)	(9,177)	(288)	1,471	(1,529)	(6,097,926)
Accumulated other comprehensive loss	(18,323)	-	-	-	-	1,529	(16,794)
Additional paid-in capital	1,637,052	5,513,140	9,177	-	(1,471)	-	7,157,898
Total shareholder's equity	**999,867**	**-**	**-**	**(288)**	**-**	**-**	**999,579**

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	Six months ended June 30, 2023 — IFRSs adjustments					Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note (a))	US$ Listing expenses (Note (b))	US$ Operating leases (Note (c))	US$ Share-based compensation (Note (d))	US$ Long-term investments (Note (e))	US$
Research and development expenses	(54,525)	–	–	123	2,670	–	(51,732)
Sales and marketing expenses	(20,085)	–	–	40	1,536	–	(18,509)
General and administrative expenses	(41,066)	–	–	17	7,148	8,050	(25,851)
Other non-operating incomes, net	1,556	–	–	–	–	–	1,556
Financial income, net	18,775	–	–	(200)	–	(1,053)	17,522
Net loss	(44,594)	–	–	(20)	11,354	6,997	(26,263)
Other comprehensive income/(loss)	1,743	–	–	–	–	(6,997)	(5,254)
Net comprehensive loss	(42,851)	–	–	(20)	11,354	–	(31,517)

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Condensed consolidated Statement of Comprehensive Loss data	Six months ended June 30, 2024						
	Amounts as reported under U.S. GAAP	IFRSs adjustments					Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note (a))	Listing expenses (Note (b))	Operating leases (Note (c))	Share-based compensation (Note (d))	Long-term investments (Note (e))	
Research and development expenses	(46,467)	-	-	103	3,679	-	(42,685)
Sales and marketing expenses	(18,370)	-	-	44	1,423	-	(16,903)
General and administrative expenses	(32,335)	-	-	16	15,278	189	(16,852)
Other non-operating incomes, net	2,647	-	-	-	-	-	2,647
Financial income, net	25,259	-	-	(167)	-	(328)	24,764
Net (loss)/income	(415)	-	-	(4)	20,380	(139)	19,822
Other comprehensive loss	(1,232)	-	-	-	-	139	(1,093)
Net comprehensive (loss)/income	(1,647)	-	-	(4)	20,380	-	18,729

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.

Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company's own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

All the preferred shares of the Company were converted into ordinary shares upon the completion of U.S. IPO in March 2021. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRSs subsequently.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(b) Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("**listing expenses**") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, for the six months ended June 30, 2023 and 2024, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of nil and nil in relation to the listing expenses of the Hong Kong Dual Primary Listing in 2022.

(c) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the condensed consolidated statements of comprehensive loss of US$20 and US$4 for each of the six months ended June 30, 2023 and 2024, respectively. The reconciliation also includes a difference in total shareholders' equity of US$284 and US$288 as of December 31, 2023 and June 30, 2024, respectively.

(d) Share-based compensation

The Group granted Share Options and Restricted Shares Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes a reverse of expense recognition difference in the condensed consolidated statements of comprehensive loss of US$11,354 and US$20,380 for the six months ended June 30, 2023 and 2024, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(e) Long-term Investments

Under U.S. GAAP, debt security investments of the Group are classified as available-for-sale debt investments, with fair value change (for non-credit-related factors) recorded through other comprehensive income. Any credit loss is measured and recognized as an allowance for credit losses in net income. Under IFRSs, these debt security investments are classified as financial assets measured at fair value through profit or loss.

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$9,874 and US$8,356 as of December 31, 2023 and June 30, 2024, respectively. For the six months ended June 30, 2023 and 2024, the fair value changes of the Group's investments in these privately held companies were in loss of US$1,053 and US$328, respectively. Additionally, due to the credit related impairment of an available-for-sale debt investment under U.S. GAAP, credit loss expense of US$8,050 and US$189 were reclassed from general and administrative expenses to financial income/(loss) under IFRSs for the six months ended June 30, 2023 and 2024.

Definitions

In this report, the following expressions have the meanings set out below unless the context requires otherwise.

"2015 Equity Incentive Plan"	the equity incentive plan the Company adopted on December 23, 2014, as amended from time to time, and terminated on June 20, 2024
"2024 Share Scheme"	the share scheme the Company adopted on June 20, 2024, as amended from time to time
"ADS(s)"	American Depositary Shares, each representing one Class A Ordinary Share
"Articles" or "Articles of Association"	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Shares"	class A ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Shares"	class B ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is currently entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Company", "our Company" or "Tuya"	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the Contractual Arrangements, namely Hangzhou Tuya Technology and its subsidiaries (if any)

"Contractual Arrangement(s)"	the series of contractual arrangements entered into between Hangzhou Tuya Information Technology Co., Ltd.* (杭州塗鴉信息技術有限公司), the Consolidated Affiliated Entity and the Registered Shareholders (as applicable) on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Depositary"	The Bank of New York Mellon, the depositary of our ADSs
"Depositary Shares"	Shares and/or ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan
"Director(s)"	the director(s) of the Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering
"Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of the Company at the relevant time
"Hangzhou Tuya Technology"	Hangzhou Tuya Technology Co., Ltd.* (杭州塗鴉科技有限公司), a limited liability company established under the laws of the PRC on June 16, 2014 and a Consolidated Affiliated Entity
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Public Offering"	the offer of the 730,000 Class A Ordinary Shares for subscription by the public in Hong Kong on the terms and subject to the conditions described in the Prospectus

Definitions

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"International Offering"	the conditional placing of the 6,570,000 Class A Ordinary Shares
"Latest Practicable Date"	September 10, 2024, being the latest practicable date prior to the bulk printing and publication of this report
"Lawsuit"	a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York which is purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to the Company's U.S. Listing, alleging violation of the disclosure requirements under the U.S. Securities Act of 1933
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	July 5, 2022, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum"	the ninth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Chen"	Mr. Chen Liaohan (陳燎罕), the founder, an executive Director, co-chairman of the Board, president of the Company, and one of our Controlling Shareholders
"Mr. Wang"	Mr. Wang Xueji (王學集), the founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of our Controlling Shareholders
"Mr. Wang's Family Trust"	a trust established on February 1, 2021 by Mr. Wang, as the settlor with TMF (Cayman) Ltd. as the trustee and Mr. Wang and Tuya Group Inc. being the beneficiaries

Definitions

"Mr. Yang"	Mr. Yang Yi (楊懿), the co-founder, an executive Director, chief operation officer of the Company, as well as chief financial officer of the Company (with effect on September 16, 2024)
"Nomination Committee"	the nomination committee of the Board
"NYSE"	the New York Stock Exchange
"Prospectus"	the prospectus of the Company dated June 22, 2022
"Registered Shareholders"	the registered shareholders of our Consolidated Affiliated Entity, namely, Mr. Wang, Mr. Chen, Mr. ZHOU Ruixin, Mr. LIN Yaona and Mr. CHEN Peihong
"Reporting Period"	the six months ended June 30, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or Articles, (ii) the variation of the rights attached to any class of shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"RSU(s)"	restricted stock unit(s) covering a number of Class A Ordinary Shares that may be settled in cash, by issuance of those Class A Ordinary Shares at a date in the future, or by a combination of cash and Class A Ordinary Shares that is granted pursuant to the 2015 Equity Incentive Plan
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is currently listed on the Hong Kong Stock Exchange

Definitions

"Tenet Global"	Tenet Global Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 31, 2020, which is wholly-owned by Tenet Smart and ultimately controlled by Mr. Wang
"Tenet Group"	Tenet Group Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 8, 2021, which is wholly-owned by Tenet Global and ultimately controlled by Mr. Wang
"Tenet Smart"	Tenet Smart Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 20, 2021, which is wholly-owned by TMF (Cayman) Ltd., being a limited liability company incorporated in the Cayman Islands on September 30, 1994, the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.
"Tenet Vision"	Tenet Vision Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 16, 2021, which is wholly-owned by Tenet Global and ultimately controlled by Mr. Wang
"Tuya Group Inc."	Tuya Group Inc., one of our Controlling Shareholders, a business company with limited liability incorporated under the laws of BVI on August 20, 2014, which is wholly-owned by Mr. Wang
"Unileo"	Unileo Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 23, 2020, which is wholly-owned by Mr. Chen
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"U.S. Listing"	the listing of the ADS of the Company on the New York Stock Exchange in 2021
"weighted voting right(s)" or "WVR"	has the meaning ascribed to it in the Listing Rules
"WVR Beneficiaries", each a "WVR Beneficiary"	as the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent

*   For identification purposes only

